S I M P S O N  T H A C H E R   &  B A R T L E T T  L L P

2 5 5 0  H A N O V E R  S T R E  E T

P A L O  A L T O,  C A  9 4 3  0 4

( 6 5 0 ) 2 5 1 - 5 0 0 0

F A C S I M I L E ( 6 5 0 ) 2 5 1 - 5 0 0 2

DIRECT DIAL NUMBER	E-MAIL ADDRESS
650-251-5120	WHINMAN@STBLAW.COM

September 9, 2011

VIA EDGAR

Re:	Orchard Supply Hardware Stores Corporation
Registration Statement on Form S-1
File No.: 333-175105

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Ingram:

On behalf of Orchard Supply Hardware Stores Corporation (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated July 20, 2011 (the “comment letter”) relating to the Registration Statement on Form S-1 filed on June 23, 2011 (the “Registration Statement”). We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and generally updates other information.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of the Amendment No. 1. The responses and information provided below are based upon information provided to us by the Company.

Securities and Exchange Commission

September 9, 2011

General

1. We note that you have not yet provided certain information in your filing such as the distribution ratio, post-distribution capitalization figures, and director compensation. We further note that you have not yet filed a number of material contracts and exhibits, including the legality and tax opinions. Please be advised that we will need sufficient time to review this information after you provide it and we may have further comments following our review.

The Company is still in the process of determining the distribution ratio, post-distribution capitalization figures, director compensation and certain other information that will be disclosed in the Registration Statement, and as a result, is not yet able to include this information in the Registration Statement. The Company will include such information in future amendments promptly after making such determinations and acknowledges that the Staff will need adequate time to review this information once it is provided. The Company also appreciates that the Staff will need adequate time to review the exhibits before accelerating effectiveness of the Registration Statement and plans to file all outstanding exhibits in the near future.

Calculation of Registration Fee

2. We note that you have calculated the registration fee pursuant Rule 457(o) of the Securities Act of 1933. Since you are registering a spin-off transaction, you should consult Rule 457(f) in calculating the registration fee. Please refer to Securities Act Rules Compliance and Disclosure Interpretation Question 240.03.

The Company has revised footnote 2 to reflect the fact that the maximum aggregate offering price has been calculated based on the book value of the Class A Common Stock and Series A Preferred Stock in accordance with Rule 457(f)(2). The Company has not indicated the number of shares to be registered as that information is not yet known.

Prospectus Cover Page

3. Please alert investors to the existence of your multi-class equity structure by providing a very concise overview of the several classes of equity that will be in effect after the distribution. Briefly address the rights to be held by the owners of each class of equity and describe the significance of the Class A common stockholders.

The Company has added a concise overview of its classes of capital stock on the cover page.

Summary, page 1

4. We believe that investors may benefit from disclosure that allows for a better understanding of the nature of their investment in relation to the outstanding shares of Class B and C common stock and your overall capital structure. Please provide a prominent, practical, and easy-to-understand discussion that addresses the purposes for maintaining several classes of

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September 9, 2011

common stock and the strategic aims or benefits contemplated by your capital structure. Also address and provide appropriate analysis of the impact on Class A shareholders of the intended exchange of Class A shares for Class C shares by ACOF I LLC. Your discussion in this regard should comply with Rule 421(d) of Regulation C.

The Company has added disclosure regarding its classes of capital stock in a new section of the Summary entitled “Our Capital Stock” on pages 3 and 4.

Risk Factors, page 4

5. Please revise your disclosure to include a summary discussion of your risks equal in prominence to the summary of your competitive strengths.

The Company has added a summary discussion of risks of equal prominence to its summary of competitive strengths on page 4.

Risk Factors, page 19

6. You are required to describe all significant factors that make your offering risky. See Item 503(c) of Regulation S-K. Accordingly, please delete or revise the last two sentences of the introductory paragraph.

The Company has deleted the last two sentences of the introductory paragraph on page 20.

Substantial Leverage—Our substantial leverage may place us at a competitive disadvantage . . . page 23

7. Please revise your discussion to disclose your total debt outstanding as of the most recent practicable date.

The Company has revised its discussion regarding substantial leverage on page 24 to disclose that its total debt outstanding as of July 30, 2011 was $254.3 million.

Risks Related to our Relationship with and Separation from Sears Holdings, page 31

8. We note your disclosure regarding the Appliances Agreement and the Brands Agreement on pages 117-118. Please tell us what consideration you have given to including a separate risk factor that discusses the potential risks to your business and financial results associated with the Appliance Agreement and the other agreements with Sears Holdings such as, but not limited to, the following:

•

The commission-based structure as compared to the arrangement under the prior agreement with Sears Holdings and the right of Sears Holdings to, in its sole discretion, modify the commission rate for each category of product; and

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September 9, 2011

•	The right of Sears Holdings to terminate the Appliances Agreement with only six months’ prior notice if you fail to meet a specified minimum percentage of quarterly sales.

The Company acknowledges the Staff’s comment but advises that the Appliances Agreement and Brands Agreement with Sears Holdings are disclosed because Sears Holdings is a related party, not because a disruption in purchases under these agreements poses a material risk to the Company’s business or its financial results. As noted on page 88, most of the Company’s merchandise is available from multiple suppliers and the loss of any single one would not have a material impact. Furthermore, in 2010, the Company’s largest supplier accounted for only 3.5% of the Company’s merchandise purchases and its top ten suppliers together accounted for only 24.4% of its total purchases.

Cautionary Statement Concerning Forward-Looking Statements, page 42

9. Please delete the reference to the Private Securities Litigation Reform Act of 1995 as you are not eligible to utilize the safe-harbor for forward-looking statements afforded by this legislation. See Section 27A(b)(2)(D) of the Securities Act of 1933.

The Company has deleted the reference to the Private Securities Litigation Reform Act of 1995.

Material U.S. Federal Income Tax Consequences of the Spin-off, page 46

10. Please be advised that we may have further comments on this section after you file the tax opinion as Exhibit 8.1.

The Company has filed a form of tax opinion as Exhibit 8.1 with Amendment No. 1 to the Registration Statement.

11. We note your statement that you have received an IRS ruling indicating that the distribution will qualify as tax-free under Section 355 of the Internal Revenue Code for U.S. federal income tax purposes. Please file the IRS ruling as an exhibit to your registration statement.

The Company advises the Staff that it has filed the form of tax opinion as Exhibit 8.1 to Amendment No. 1 to the Registration Statement to satisfy the requirements of Item 601 of Regulation S-K. In light of the filing of the form of tax opinion, the Company respectfully submits to the Staff that the Company does not view the private letter ruling of the IRS to be required to be filed under Item 601 of Regulation S-K. Additionally, the Company respectfully notes that in several recent spin-offs, registrants have disclosed the existence of a private letter ruling from the IRS and have not filed such private letter ruling as an exhibit to their registration statements.

Securities and Exchange Commission

September 9, 2011

12. Please delete the disclaimer in the first sentence of the last paragraph in bold print.

The Company has deleted the disclaimer as requested.

Capitalization, page 55

13. Please tell us your consideration of providing pro forma EPS for the latest year and interim period giving effect to any transactions relating to the distribution that will not be retroactively reflected.

The Company directs the Staff to pages 61 and 62 where it has provided pro forma EPS for the latest year and interim period. Because the Company has provided pro forma EPS under Unaudited Pro Forma Consolidated Financial Data, the Company does not believe it is necessary to also provide pro forma EPS under Capitalization.

Unaudited Pro Forma Consolidated Financial Data, page 59

14. Please tell us the status of negotiations for the new Appliances Agreement and explain why you believe it is appropriate to include sales under this agreement as a pro forma adjustment when the agreement has not been executed. Explain how you arrived at the amounts of commission income and associated cost of sales for the annual and interim periods.

The Company advises the Staff that because it intends to enter into the new Appliances Agreement effective on or immediately prior to the spin-off, it believes it is appropriate to include sales under that agreement as a pro forma adjustment. On page 63, the Company has added a discussion of how it arrived at the amounts of commission income and associated cost of sales for the annual and interim periods. Negotiations for the new Appliances Agreement are ongoing, but substantially complete. Based on the status of these negotiations, the Company believes that the pro forma adjustment provided reflects the terms of the Appliances Agreement that will be executed. In the event that the terms of the finalized Appliances Agreement differ from those currently under discussion such that the pro forma adjustment provided or discussion on page 63 are no longer accurate the Company will update the Registration Statement accordingly.

15. Please tell us why you believe it is appropriate to include sales under the new Brands and License Agreements as a pro forma adjustment when the agreements have not been completed. Explain how you arrived at the amount of incremental costs for each period.

The Company advises the Staff that because it intends to enter into the new Brands and License Agreements effective on or immediately prior to the spin-off, it believes it is appropriate to include sales under those agreements as a pro forma adjustment. On page 63, the Company has added a discussion of how it arrived at the incremental costs for each period. Negotiations for the new Brands and License Agreements are ongoing, but substantially complete. Based on the status of these negotiations, the Company believes that the pro forma adjustment provided reflects the terms of the Brands and License Agreements that will be executed. In the event that the terms of the finalized Brands and License Agreements differ from those currently under discussion such that the pro forma adjustment provided or discussion on page 63 are no longer accurate the Company will update the Registration Statement accordingly.

Impacts from the Spin-off, page 66

16. Estimates of what expenses would have been on a stand-alone basis should also be included in the footnotes to the financial statements. While we have separate comments on specific allocated costs, please consider comprehensive footnote disclosure addressing this under the basis of presentation heading in your footnotes.

Securities and Exchange Commission

September 9, 2011

The Company advises the Staff that the estimated ranges of the Company’s costs on a stand-alone basis provided in the MD&A section of the prospectus on pages 67-68 were derived from the expected reasonable costs to develop certain internal functions and obtain certain services that were historically provided by Sears from non-affiliated third parties. The Company believes that estimates of all of the costs it would incur on a stand-alone basis are not practicable until all third party contracts and negotiations have been executed, and the Company is unable to obtain executed agreements covering all such stand-alone costs at this time. SAB Topic 1B notes that the Staff has required footnote disclosure when practicable (emphasis added). The Company does not believe that estimates of all stand-alone expenses are knowable or reasonably estimable and therefore believes it is impracticable to provide such estimates within the footnotes to the audited financial statements. Instead, the Company has included what it believes are reasonable ranges of certain stand-alone expenses within the MD&A section of the prospectus on page 68.

17. You disclose a reduction of net sales ranging from $16 to $18 million on a going forward annual basis due to changes in the procurement of appliances and other merchandise from Sears and Sears’ suppliers. Please disclose the expected impact to net income, as well.

The Company has estimated a reduction of net sales ranging from $16 million to $18 million pursuant to the changes in the procurement of appliances and other merchandise from Sears and Sears’ suppliers. Due to a recent management decision to reduce the number of stores offering appliances, the Company has revised its disclosure to change the range to $14 million to $17 million. Furthermore, the Company has provided additional disclosure on the expected net income impact of these agreements on page 68.

Results of Operations, page 67

18. Please revise your analysis to ensure a level of detail sufficient for a reader to understand the business through the eyes of management, including quantification of contributing factors and discussion of underlying causes. For example:

•	Quantify the offsetting impact on interim sales of the decline in net sales in lawn and garden and the increase in net sales of appliances.

•

In your discussion of gross margin in the interim periods, quantify the impact from both increased markdowns and fixed occupancy costs and explain the underlying reasons for increased clearance and promotional activities, the categories of products affected by the increased markdowns, the beneficial results of the promotional activities, etc.

•

Expand your discussion of selling and administrative costs to explain the nature of incremental consulting spending and the related strategic initiatives and the underlying reasons for the higher maintenance costs and insurance costs.

For additional guidance, please refer to Section 501.04 of the Financial Reporting Codification and SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Securities and Exchange Commission

September 9, 2011

The Company has revised its disclosure in the MD&A section to provide more details and quantify its discussion, where applicable.

Liquidity and Capital Resources, page 73

19. Please provide a discussion of the potential default resulting from change of control triggers in your senior secured credit facility and senior secured term loan. This discussion should include an analysis of the potential events that could cause such a change of control, the likelihood of such events, and the ramifications should the obligations become immediately due and payable.

The Company has added disclosure on pages 78 and 79 to discuss the potential default resulting from change of control triggers in its Senior Secured Credit Facility and Senior Secured Term Loan.

20. Explain how you would modify your business plan, in addition to a delay in new store openings, if efforts to renegotiate your financial covenants are not successful. The discussion should be detailed with quantified data where practicable.

The Company has revised its disclosure on pages 75, F-31 and F-32 to provided additional discussion of modifications to the Company’s business plans if renegotiations of financial covenants are not successful.

Contractual Obligations and Off-Balance Sheet Arrangements, page 77

21. We note you have excluded variable interest on long-term debt due to uncertainty in timing or amounts. Please revise to include estimates of future variable rate interest payments in the table or in a footnote to the table and provide appropriate disclosure with respect to your assumptions.

The Company advises the Staff that it does not believe there is a reasonable basis for estimating future variable rate interest payments due to the high level of uncertainty in the business assumptions required to derive such amounts. These significant assumptions include the amounts and timing of future borrowings and repayments, the applicable interest rates, and the future operating cash flows of the Company. Without a reasonable basis for an estimate, the Company believes that such disclosure could be misleading to the readers. As such, the Company respectfully submits that the current disclosure is sufficient.

Critical Accounting Policies and Estimates, page 78

22. Please provide a discussion of the methods and underlying assumptions used to value your Class B Common Stock at $87 per share for purposes of determining the valuation of the stock options awarded in May 2010. Discuss subsequent material changes in the value of the stock, including analysis of subsequent valuations and considerations of Class A stock, and refer to the intrinsic value of the options on January 29, 2011, as disclosed on page F-19. Tell us the

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September 9, 2011

aggregate fair value of the options granted and reconcile, if necessary, to compensation amounts and weighted average grant date fair value amounts disclosed in Note 7. Clarify how many stock options were issued in May 2010 and the nature of the 26,723 options granted in 2010 that are no longer outstanding.

The Company advises the Staff that the total fair value of options outstanding is only approximately $0.9 million, with $0.3 million recognized in fiscal 2010 with the remainder to be recognized over the next three years. As such, the Company does not believe a discussion in the Critical Accounting Policies and Estimates section within the MD&A is warranted and that the disclosure in the footnote is appropriate. There has been no formal revaluation of the Company’s common stock since fiscal 2010. As noted in the footnote 7 of the financial statements, 79,918 shares of non-qualified common options were issued in fiscal 2010, 70,628 of which were granted in May 2010. 26,723 shares of these shares belonged to Robert Lynch, the former CEO who has left the Company, and were therefore forfeited.

Legal Proceedings, page 87

23. Please revise the second paragraph to provide the name of the courts in which the proceedings are pending and the dates such actions were instituted. See Item 103 of Regulation S-K.

The Company does not believe that the pending class action wage and hour violation proceedings referenced in the second paragraph of the “Business—Legal Proceedings” subsection are material at this time and had referenced these cases as illustrative of the type of litigation that it faces from time to time. The Company has revised its disclosure on page 90 to remove the reference to these specific claims.

24. We note your statement in the third paragraph that employment-related claims do not ordinarily involve damage claims that are material to your business. However, to the extent you believe the two pending cases are material, please revise your disclosure to provide all of the information required by Item 103 of Regulation S-K.

The Company does not believe that the two pending employment-related claims referenced in the third paragraph of the “Business—Legal Proceedings” subsection are material and had referenced these cases as illustrative of the fact that it does face litigation of this type from time to time. The Company has revised its disclosure on page 90 to remove the reference to these specific claims.

Management, page 89

Directors and Executive Officers Following the Distribution, page 89

25. We note that you have provided signatures for the directors on page II-5. Please revise this section to provide the disclosure required by Item 401 of Regulation S-K for each director.

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September 9, 2011

The Company advises the Staff that it will disclose additional information regarding its directors in a subsequent amendment to the Registration Statement once it has determined the individuals who will compose its initial board of directors following the spin-off.

Executive Compensation, page 95

Compensation Discussion and Analysis, page 95

Components of our Executive Compensation Program, page 96

Short-Term Cash Incentives, page 97

26. We note that your named executive officers were eligible to earn bonuses based on achievement of financial performance objectives such as EBITDA, revenues, gross margin, rate of inventory turn and payroll expenses. Please revise your discussion to explain why you have structured your annual cash incentive plan to include these productivity metrics and how achievement or non-achievement of those objectives impacts compensation awarded under the plan.

The Company has revised its disclosure on pages 100-101 to address the productivity metrics of the annual cash incentive plan.

Long-Term Equity Incentives, page 99

27. We note your disclosure regarding the stock option grants in May 2010 for your Class B Common Stock. Please revise the second paragraph to provide a more detailed discussion of regarding how you determined the number of stock options to award to each named executive officer. See Item 402(b)(1)(v) of Regulation S-K.

The Company has revised its disclosure on page 102 to discuss the method by which the number of stock options was determined.

Certain Relationships and Related Party Transactions, page 115

28. Please tell us what consideration you have given to filing the Appliances Agreement, Brands Agreement, License Agreements, Services Agreement, Appliances Sales Agreement, Authorized Seller Agreement, Brand Sales Agreement, Home Services Agreement and the Existing Stockholders’ Agreement as material contracts under Item 601(b)(10) of Regulation S-K.

The Company advises the Staff that the Existing Stockholders’ Agreement will not be effective following the spin-off as it will be amended and restated by the Stockholders’ Agreement, a form of which will be filed as an exhibit to a subsequent amendment to the Registration Statement. With regard to the other agreements referenced above, the Company advises the Staff that none of the agreements are material in amount or significance. Most of the Company’s merchandise is available from multiple suppliers and the loss of any single one, including Sears (the counterparty in the above agreements), would not

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September 9, 2011

have a material impact. Furthermore, in 2010, the Company’s largest supplier accounted for only 3.5% of the Company’s merchandise purchases and its top ten suppliers together accounted for only 24.4% of its total purchases. In addition, the Company advises the Staff that the Services Agreement, Appliance Sales Agreement, Authorized Seller Agreement, Brand Sales Agreement and Home Services Agreement will be terminated in connection with the spin-off and replaced in part by the new Appliance, Brand and License Agreements.

Description of Our Capital Stock, page 121

29. Please revise the second and third sentences of this section since you are required to provide a complete summary and description of the provisions you discuss in your prospectus.

The Company has revised the second and third sentences of this section on page 124 in conformance with Item 202(a) of Regulation S-K.

Class A Common Stock, Class B Common Stock and Class C Common Stock . . . , page 121

30. Please revise your disclosure regarding preemptive rights to include a description of the preemptive rights afforded under the Stockholders’ Agreement. Please also comply with this comment in your Preferred Stock preemptive rights disclosure on page 125. See Item 202(a)(1) of Regulation S-K.

The Company has revised its preemptive rights disclosure in both of the places requested by the Staff.

Note 1 – Description of Business and Summary of Significant Accounting Policies, page F-7

Basis of Presentation and Nature of Operations, page F-7

31. Please revise the footnote disclosure of the costs and allocations charged by Sears to include management’s assertion that the allocation methods are reasonable. Disclose the methods of allocation and include management’s estimates of what the allocated expenses would have been on a stand-alone basis.

The Company has provided additional disclosure on pages F-7 and F-28 to describe the method used by Sears to allocate certain costs to the Company. As discussed in the Company’s response to comment 16 above, the Company does not believe there is a reasonable basis for providing factually supportable disclosure in the audited footnotes on what its costs would have been on a stand-alone basis. As such, the Company believes that the amended disclosure is sufficient.

Segment Reporting, page F-7

32. Please revise your filing to disclose revenues by product line as required by ASC 280-10- 50-40.

Securities and Exchange Commission

September 9, 2011

The Company has updated its disclosure on pages 70, F-8 and F-28 to provide additional product disclosures, breaking down its sales into three product categories: repairs and maintenance, lawn and garden, and in-home.

Vendor Rebates and Allowances, page F-8

33. Please tell us the amount of vendor rebates and allowances earned through transactions with Sears and describe any changes you expect in these amounts after the spin-off.

The Company advises the Staff that, as discussed on page F-22, the Company earned $0.5 million of subsidies through the purchase of Sears appliances directly purchased from Sears in fiscal 2010. The Company purchases Sears branded products such as Craftsman and Weatherbeater through other third party suppliers. These suppliers provide Sears branded products, amongst other non-Sears branded products. The Company does not track vendors subsidies by brands purchased, only by vendor. As a result, the Company does not have information available on subsidies earned specifically through Sears branded products.

Casualty Claim Reserves, page F-10

34. Based on the claim payments made in 2009 and 2010, your current self insurance reserve for claims incurred as of the balance sheet date but not yet paid represents over six years worth of claims. Please explain the specific reasons the reserve exceeds annual claims to this degree and explain the underlying reasons for the increase in the reserve from the prior year.

The Company advises the Staff that it transitioned to its own stand-alone insurance program in fiscal 2008. Prior to February 2008, the Company was charged an insurance allocation by Sears that indemnified it against claims resulting from events that occurred prior to February 2008. Since fiscal 2008, the Company has been building its own claims base, and the Company’s liability will continue to build until the payments on claims approximates the additional reserves for the year. The Company believes that it typically takes a company 6 to 7 years in order to build a full claim base and payments are typically spread over a period of 6 to 7 years. The Company expects the claims reserves to continue to build for at least another couple of years before it peaks. The Company believes that the current liability on its balance sheet represents its full exposure on insurance claims and, accordingly, is appropriate.

Note 4 – Debt and Capital Lease Obligations, page F-14

35. Please revise to disclose and discuss the specific terms of your covenants, including actual ratios/amounts for each period and the most restrictive required ratios/amounts. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at

Securities and Exchange Commission

September 9, 2011

the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Regarding the fixed charge coverage ratio that is triggered when availability under the Senior Secured Credit Facility reaches a minimum threshold for three consecutive days, please quantify the minimum threshold and provide a calculation of the ratio for you and the Guarantors regardless of whether the covenant was triggered. Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

The Company has revised the disclosure on pages 76 through 79 to include additional covenant disclosures. The Company believes that disclosures of its covenants and restrictions are most appropriate within the MD&A section where liquidity is discussed.

With respect to the Senior Secured Term Loan (as well as the Real Estate Secured Term Loan) covenant, the Company believes that providing the covenant maximum ratio and the actual ratio allow the readers to understand the cushion we have in the Leverage Covenant. The Company had provided an adjusted EBITDA calculation and US GAAP reconciliation within another section of the MD&A to facilitate the discussion of profitability. This adjusted EBITDA is not the same as the adjusted EBITDA defined under the Senior Secured Term Loan. The Company believes that providing another EBITDA calculation and reconciliation may confuse the readers and does not provide additional useful information to the cushion already disclosed. In addition, the Company has provided additional disclosures around the changes to the business plan to allow it to remain in compliance with the Leverage Covenant as discussed in comment 20 above.

With respect to the Senior Secured Credit Facility, the Company has disclosed the minimum threshold as requested. The calculation of the fixed charge ratio is a highly complicated calculation requiring the exclusion of the OSH Properties entity. In addition to the exclusion, it will require multiple reconciliations due to the use of other non-GAAP financial measurements such as cash rents, cash interest, and cash taxes within the calculation. The Company believes that such disclosure would confuse readers more than it would benefit them. In addition, the Company is not in any risk of drawing down the minimum threshold under the Senior Secured Credit Facility as the Company expects cash on hand and cash generated from operations will be sufficient to fund operations in the near future. The SEC Interpreted Release No. 33-8350 Secition IV.C noted that companies that are or reasonably likely to be in breach of such covenants should include a discussion and analysis of such covenants. As the Company is not reasonably likely to draw on the Senior Secured Credit Facility to the minimum level, the Company believes that the fixed charge ratio will not become relevant.

36. Please provide a clear discussion of the negative covenants related to the sale of assets, change of control, etc. that may be relevant to the spin-off. Clearly address whether you believe the spin-off violates any existing covenants and address the potential effects of a subsequent sale of stock by your major shareholders.

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September 9, 2011

The Company has added additional disclosure on pages 78-79 to discuss the negative covenants that may be relevant to the spin-off.

Note 9 – Related-Party Agreements, page F-22

37. Provide disclosure here and in your disclosure of the basis of presentation in Note 1 of the benefit to your income statement from your ability to purchase products from Sears at Sears’ cost for such products under the Appliance Sales and Brand Sales agreements. In the footnotes to your annual and/or interim financial statements as appropriate, discuss the expected termination of these agreements and the essential expected terms of the new agreements, which will be generally based on arm’s length terms and conditions, according to disclosure on page 62.

The Company has added additional disclosure in the interim financial statement on pages F-32 and F-33 with respect to the expected terms of the new agreements, based on arms length terms and conditions. However, as discussed in the Company’s responses to comments 16 and 31, it does not believe there is a reasonable basis to estimate the benefits to purchasing products and services from Sears, versus a third party vendor.

Note 10 – Commitments and Contingencies, page F-22

38. Regarding the $5.6 million accrual for the dispute over the store lease, if there is a reasonable possibility that additional amounts will be paid, provide disclosure of the additional exposure to loss as required by paragraphs 450-20-50-3 through 50-8. Also, revise the footnote to your interim financial statements (page F-32) to avoid use of the term “reserve” for an accrual made pursuant to paragraph 450-20-25-2; see paragraph 450-20-50-1.

The Company has made the recommended changes for both the year end and interim financial statements on pages F-23 and F-34. On August 24, 2011, the Company entered into a settlement agreement to satisfy the $5.1 million judgment with Save Mart Supermarkets. The terms of the settlement agreement are disclosed on pages 33, 90, F-33 and F-34.

Interim Condensed Consolidated Financial Statements, page F-24

39. Please revise the interim financial statements and footnotes as appropriate to address our related comments on the annual financial statements.

The Company directs the Staff to its responses to comments 31 through 38 above.

* * * * * * *

Please note that we have included certain changes to the Amendment No. 1 other than those in response to the Staff’s comments.

Please call me (650-251-5120) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ William H. Hinman, Jr.

William H. Hinman, Jr.